This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 33-69746

Pricing Supplement No. 13 dated April 13, 2000
(To Prospectus dated March 4, 1994 and
Prospectus Supplement dated March 4, 1994)

                                 ALLERGAN, INC.
                                Medium-Term Notes
                   Due Nine Months or More from Date of Issue


TRADE DATE: April 13, 2000                                    INTEREST RATE:  Prior to April 17, 2002, Three-month
                                                              LIBOR plus .675% as described in the Attachment.
ORIGINAL ISSUE DATE: April 17, 2000                           On and after April 17, 2002, at a fixed rate
                                                              determined as described in the Attachment under
REMARKETING DATE: April 17, 2002                              "Mandatory Tender of Drs.; Remarketing".

PRINCIPAL AMOUNT: $25,000,000                                 FLOATING RATE PROVISIONS:

ISSUE PRICE: 100.00%                                          Index Currency:  U.S. Dollars

AGENT'S COMMISSION: .25%                                      Index Maturity: 3 months

NET PROCEEDS TO ISSUER: 99.75%(1)                             Interest Reset Period: Quarterly

MATURITY DATE: April 17, 2012, subject to mandatory           Interest Reset Dates: January 17, April 17, July 17
tender to the Remarketing Dealer or mandatory                 and October 17
repurchase by the Company, in each case on April
17, 2002 and in each case as described in the                 Interest Determination Dates: Two London Business
Additional Terms Attachment to this Pricing                   Days preceding the relevant Interest Reset Date
Supplement (the "Attachment")
------------------                                            Interest Payment Dates: January 17, April 17, July
(1)   Includes the consideration for the Drs.  and            17 and October 17 of each year, commencing July 17,
      a payment of 2.536% of the principal amount             2000
      of the Drs. by the Remarketing Dealer to the
      Issuer in connection with the Remarketing               Day Count Convention: Actual/360
      Dealer's option to require the mandatory
      tender of the Drs. on the Remarketing Date at           FIXED RATE PROVISIONS:
      100% of the principal amount thereof.  See
      "Underwriting" in the Attachment.                       Interest Payment Dates: April 17 and October 17

                                                              Day Count Convention: 30/360

                                                              FORM:  [X] Book-Entry     [ ]  Certificated

                                                              CUSIP NO.: 01849QAM7

MANDATORY TENDER/REPURCHASE:

If J.P. Morgan Securities Inc., as Remarketing Dealer (the "Remarketing Dealer"), has elected to remarket the Drs. as described in the Attachment, the Drs. will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date. See "Description of the Drs. -- Mandatory Tender of Drs.; Remarketing" in the Attachment. If the Remarketing Dealer elects not to remarket the Drs., or for any reason does not purchase all of the outstanding Drs. on the Remarketing Date, holders will be required to tender, and the Company will be required to purchase, on the Remarketing Date any outstanding Drs. that have not been purchased by the Remarketing Dealer at 100% of the principal amount thereof plus accrued interest, if any. See "Description of the Drs. -- Repurchase" in the Attachment.

REDEMPTION:

The Drs. will be redeemable on the Remarketing Date on the terms described in "Description of the Drs.--Redemption" in the Attachment

ORIGINAL ISSUE DISCOUNT NOTE:     [ ]  Yes          [X]  No

  AGENT:   J.P. Morgan Securities Inc.

  AGENT ACTING IN THE CAPACITY AS INDICATED BELOW:

         [ ]  Agent        [X]  Principal

  IF AS PRINCIPAL:

         [X] The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

         [ ] The Notes are being offered at a fixed initial public offering price of % of principal amount. See "Underwriting" on the Attachment.

OTHER PROVISIONS: See the Attachment

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DRS. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF DRS. TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" IN THIS PRICING SUPPLEMENT AND "PLAN OF DISTRIBUTION" IN THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

                           ADDITIONAL TERMS ATTACHMENT

         This Additional Terms Attachment constitutes a part of the Pricing Supplement, dated April 13, 2000, of Allergan, Inc. (the "Company") and contains a description of additional terms and provisions applicable to the Dealer remarketable securities_ ("Drs._") due April 17, 2012 of the Company, which represent a series of Medium-Term Notes Due Nine Months or More from Date of Issue of the Company. The Drs. are Floating Rate/Fixed Rate Notes as described in the Prospectus Supplement, subject to such further terms as are described below. The following description of the terms of the Drs. supplements and, to the extent inconsistent therewith, replaces, the description of the general terms of the Securities set forth in the Prospectus Supplement and the accompanying Prospectus, to which description reference is made. Capitalized terms used but not defined herein shall have the meanings given such terms in such Prospectus and Prospectus Supplement.

                      SUPPLEMENTAL DESCRIPTION OF THE DRS.

GENERAL

The Drs., which are a series of Notes as described in the Prospectus Supplement, are to be issued as a series of debt securities under the Indenture, dated as of March 1, 1994, as supplemented (the "Indenture"), between the Company and First Trust of New York, National Association (formerly BankAmerica National Trust Company), as trustee (the "Trustee"), which is more fully described in the accompanying Prospectus Supplement and Prospectus.

The Drs. will be limited to $25,000,000 aggregate principal amount.

The Drs. will mature on April 17, 2012 (the "Stated Maturity Date"). If the Remarketing Dealer elects to remarket the Drs., then the Drs. will be subject to mandatory tender to the Remarketing Dealer, for purchase at 100% of the principal amount thereof on April 17, 2002 (the "Remarketing Date") on the terms and subject to the conditions described herein. See "--Mandatory Tender of Drs.; Remarketing", below. If the Remarketing Dealer does not elect to exercise its right to a mandatory tender of the Drs., or for any reason does not purchase all of the Drs. on the Remarketing Date, then holders are required to tender, and the Company is required to repurchase, any Drs. that have not been purchased by the Remarketing Date from the holders thereof at 100% of the principal amount thereof plus accrued interest, if any. See "--Repurchase" below. The Drs. will be redeemable on the terms described under "--Redemption".

The Drs. will be issued in the form of one or more registered global securities and will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. See "--Book-Entry System".

Although the United States federal income tax treatment of the Drs. is not certain, the terms of the Drs. provide that the Company and all holders of the Drs. agree to treat the Drs. as debt instruments that mature on the Remarketing Date for United States federal income tax purposes. See "Certain United States Federal Income Tax Considerations". In addition, the holders of the Drs. may under applicable accounting rules, be required to recognize changes in the fair value of the interest rate option represented by the remarketing right of the Remarketing Dealer from time to time, depending upon prevailing interest rates.

INTEREST

Prior to the Remarketing Date, the Drs. will bear interest at a floating rate. If the Remarketing Dealer elects to remarket the Drs., then after the Remarketing Date, the interest rate on the Drs. will be reset at a fixed rate until the Stated Maturity Date, as determined by the Remarketing Dealer based on bids requested from dealers in the Company's publicly-traded debt securities. See "--Mandatory Tender of Drs.; Remarketing."

Interest on the Drs. will be paid to the persons in whose names the Drs. are registered at the close of business on the Business Day immediately preceding any Interest Payment Date; provided, however, that interest payable at maturity will be payable to the persons to whom the principal of such Drs. shall be payable. Interest payments for the Drs. shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to, but excluding, the Interest Payment Date or maturity, as the case may be.

Floating Rate Provisions

The rate of interest for each Interest Period (as defined below) prior to the Remarketing Date is the Three-Month LIBOR Rate plus .675%. Such rate of interest shall be determined for each Interest Period on the second London Banking Day (as defined in the ISDA Definitions, which is defined below) preceding the relevant Reset Date (as defined below). The "Three-Month LIBOR Rate" for an Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the LIBOR Calculation Agent (as defined below) under an interest rate swap transaction if the LIBOR Calculation Agent were acting as Calculation Agent (as defined in the ISDA Definitions) for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

                (i) the Floating Rate Option (as defined in the ISDA Definitions) is USD-LIBOR-BBA;

                (ii) the Designated Maturity (as defined in the ISDA Definitions) is three months; and

                (iii) the Reset Date (as defined in the ISDA Definitions) is the first day of that Interest Period.

Prior to the Remarketing Date, interest will be payable on each January 17, April 17, July 17 and October 17 and will be computed by dividing the actual number of days in the Interest Period by 360.

"Business Day" means any day that is not a Saturday or Sunday, and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

"Interest Period" means (i) the period from and including April 17, 2000, to but excluding the first Interest Payment Date, and (ii) each successive period from and including an Interest Payment Date, to but excluding the next Interest Payment Date or at maturity, as the case may be.

"ISDA Definitions" means the 1991 ISDA Definitions, as amended and updated as of the date hereof, published by the International Swaps and Derivatives Association, Inc.

"USD-LIBOR-BBA" means that the rate for a Reset Date will be the rate for deposits in U.S. Dollars for a period of the Designated Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date. If such rate does not appear on the Telerate Page 3750, the rate for that Reset Date will be determined as if the parties had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option. "USD-LIBOR-Reference Banks" means that the rate for a Reset Date will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by the Reference Banks (as defined in the ISDA Definitions) at approximately 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date to prime banks in the London interbank market for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount (as defined in the ISDA Definitions). The LIBOR Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the LIBOR Calculation Agent, at approximately 11:00 a.m., New York City time, on that Reset Date for loans in U.S. Dollars to leading European banks for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount.

Pursuant to the Drs., J.P. Morgan Securities Inc. shall be the initial "LIBOR Calculation Agent" with respect to the Drs. The LIBOR Calculation Agent will notify the Company and the Trustee of each determination of the interest rate applicable to the Drs. promptly after such determination is made. The Trustee will, upon the request of the holder of any Dr., provide the interest rate then in effect and, if different, the interest rate which will become effective as a result of the determination made with respect to the most recent Reset Date with respect to such Dr. The Trustee will not be responsible for determining the interest rate applicable to any Dr.

Fixed Rate Provisions

From and after April 17, 2002, unless previously redeemed, the Drs. will bear interest at the rate determined by the Remarketing Dealer until the Stated Maturity Date, payable semi-annually on April 17 and October 17 of each year. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

MANDATORY TENDER OF DRS.; REMARKETING

The following description sets forth the terms and conditions of the remarketing of the Drs., if the Remarketing Dealer elects to purchase the Drs. on the Remarketing Date for remarketing.

Mandatory Tender

If the Remarketing Dealer gives notice to the Company and the Trustee on a Business Day not later than five Business Days prior to the Remarketing Date (the "Notification Date") of its intention to purchase all of the Drs. for remarketing, all outstanding Drs. will be automatically tendered to the Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under "--Repurchase" or "--Redemption" below. The purchase price of the Drs. will be equal to 100% of the principal amount thereof. When the Drs. are tendered for remarketing, the Remarketing Dealer may remarket the Drs. for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale or may sell such Drs. to the Reference Corporate Dealer (defined below) submitting the lowest firm, committed bid on the Determination Date, as described below.

If the Remarketing Dealer elects to remarket the Drs., then from and including the Remarketing Date to but excluding the Stated Maturity Date, the Drs. will bear interest at the Interest Rate to Maturity (defined below). The obligation of the Remarketing Dealer to purchase the Drs. on the Remarketing Date is subject to several conditions set forth in a Remarketing Agreement between the Company and the Remarketing Dealer (the "Remarketing Agreement"). In addition, the Remarketing Dealer may terminate the Remarketing Agreement upon the occurrence of certain events set forth therein. See "--The Remarketing Dealer". If for any reason the Remarketing Dealer does not purchase all outstanding Drs. on the Remarketing Date, the Company will be required on the Remarketing Date to repurchase any Drs. that have not been purchased by the Remarketing Dealer from the holders thereof at a price equal to the principal amount thereof plus all accrued interest, if any. See "--Repurchase" below.

The Remarketing Dealer shall determine the interest rate the Drs. will bear from the Remarketing Date to the Stated Maturity Date (the "Interest Rate to Maturity") on the third Business Day immediately preceding the Remarketing Date (the "Determination Date") by soliciting by 3:30 p.m., New York City time, the Reference Corporate Dealers (defined below) for firm, committed bids to purchase all outstanding Drs. at the Dollar Price (defined below), and by selecting the lowest such firm, committed bid (regardless of whether each of the Reference Corporate Dealers actually submits a bid). Each bid shall be expressed in terms of the Interest Rate to Maturity that the Drs. would bear (quoted as a spread over 5.95% per annum (the "Base Rate")) based on the following assumptions:

                (i) the Drs. would be issued on the Remarketing Date for settlement on the same day;

                (ii) the Drs. would mature on the Stated Maturity Date; and

                (iii) the Drs. would bear interest from the Remarketing Date at the Interest Rate to Maturity bid by such Reference Corporate Dealer, payable semi-annually on the Interest Payment Dates for the Drs. subsequent to the Remarketing Date.

The Interest Rate to Maturity announced by the Remarketing Dealer as a result of such process will be quoted to the nearest one hundred-thousandth (0.00001) of one percent per annum and, absent manifest error, will be binding and conclusive upon the holders of the Drs., the Company and the Trustee. The Remarketing Dealer shall have the discretion to select the time at which the Interest Rate to maturity is determined on the Determination Date.

"Dollar Price" means the discounted present value to the Remarketing Date of the cash flows on a bond (x) with a principal amount equal to the aggregate principal amount of the Drs., (y) maturing on the Stated Maturity Date and (z) bearing interest from the Remarketing Date, payable semi-annually (assuming a 360-day year consisting of twelve 30-day months) on the interest payment dates of the Drs. at a rate equal to the Base Rate, using a discount rate equal to the Treasury Rate (defined below).

"Reference Corporate Dealer" means J.P. Morgan Securities Inc. and four other leading dealers of publicly-traded debt securities of the Company to be chosen by the Remarketing Dealer.

"Treasury Rate" means the annual rate equal to the semi-annual equivalent yield to maturity or interpolated (on a 30/360 day count basis) yield to maturity on the Determination Date of the Comparable Treasury Issue (defined below) for value on the Remarketing Date, assuming a price for the Comparable Treasury Issues (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (defined below).

"Comparable Treasury Issue" means the United States Treasury security selected by the Remarketing Dealer as having an actual maturity on the Determination Date (or the United States Treasury securities selected by the Remarketing Dealer to derive an interpolated maturity on such Determination Date) comparable to the remaining term of the Drs.

"Comparable Treasury Price" means (a) the offer price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) on the Determination Date, as set forth on Telerate Page 500 (defined below), adjusted to reflect settlement on the Remarketing Date if prices quoted on Telerate Page 500 are for settlement on any date other than the Remarketing Date, or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on such Business Day, (i) if the Remarketing Dealer obtains four or five Reference Treasury Dealer Quotations, the average of such Reference Treasury Dealer Quotations for such Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations (unless there is more than one highest or lowest quotation, in which case only one such highest and/or lowest quotation shall be excluded), or (ii) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. The Remarketing Dealer shall have the discretion to select the time at which the Comparable Treasury Price is determined on the Determination Date.

"Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets Limited (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer price specified in clause (a) of the definition of Comparable Treasury Price as may replace Dow Jones Markets Limited.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer, the offer price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) for settlement on the Remarketing Date quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer by 3:30 p.m., New York City time, on the Determination Date.

"Reference Treasury Dealer" means a primary U.S. Government securities dealer in The City of New York (which may include the Remarketing Dealer) selected by the Remarketing Dealer.

Notification of Results; Settlement

If the Remarketing Dealer has elected to remarket the Drs. as provided herein, then the Remarketing Dealer will notify the Company, the Trustee and DTC by telephone, confirmed in writing, by 5:00 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.

All of the Drs. will be automatically delivered to the account of the Trustee by book-entry through DTC, pending payment of the purchase price therefor, on the Remarketing Date.

The Remarketing Dealer will make, or cause the Trustee to make, payment to DTC by the close of business on the Remarketing Date against delivery through DTC of the Drs., of the purchase price for all of the Drs. tendered. The purchase price of the Drs. will be equal to 100% of the principal amount thereof. If the Remarketing Dealer does not purchase all of the Drs. on the Remarketing Date, then the Company is obliged to make or cause to be made such payment for all of the Drs. not purchased by the Remarketing Dealer, as described below under "--Repurchase." In any case, the Company will make, or cause the Trustee to make, payment of interest due on the Remarketing Date to holders of Drs. by book entry through DTC by the close of business on the Remarketing Date.

The tender and settlement procedures described above may be modified without the consent of the holders of the Drs. to the extent required by DTC or, if the book-entry system is no longer available for the Drs. at the time of the remarketing, to the extent required to facilitate the tendering and remarketing of Drs. in certificated form. In addition, the Remarketing Dealer may modify without the consent of the holders of the Drs. the settlement procedures set forth above in order to facilitate the settlement process.

As long as DTC's nominee holds the certificates representing any Drs. in the book entry system of DTC, no certificates for such Drs. will be delivered by any selling beneficial owner to reflect any transfer of such Drs. effected in the remarketing. In addition, under the terms of the Drs. and the Remarketing Agreement (as defined below), the Company has agreed that (i) it will use its best efforts to maintain the Drs. in book-entry form with DTC or any successor thereto and to appoint a successor depository to the extent necessary to maintain the Drs. in book-entry form and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the Drs. to be issued in certificated form.

For further information with respect to transfers and settlement through DTC, see "--Book-Entry System" below, and "Description of Notes--Book-Entry Notes" in the accompanying Prospectus Supplement and "Description of the Debt Securities--Global Securities" in the accompanying Prospectus.

The Remarketing Dealer

On or prior to the date of issuance of the Drs., the Company and the Remarketing Dealer will enter into the Remarketing Agreement which will provide for the Drs. to be remarketed substantially on the terms described below and in "--Mandatory Tender of Drs.; Remarketing." The Remarketing Dealer will not receive any fees or reimbursement of expenses from the Company in connection with the remarketing, except that it will receive reimbursement of reasonable out-of-pocket expenses under certain circumstances.

The Company will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), arising out of or in connection with its duties under the Remarketing Agreement.

If the Remarketing Dealer elects to remarket the Drs. as described herein, the obligation of the Remarketing Dealer to purchase Drs. from holders thereof will be subject to several conditions set forth in the Remarketing Agreement. In addition, the Remarketing Agreement will provide for its termination by the Remarketing Dealer on or before the Remarketing Date, upon the occurrence of certain events that would customarily give underwriters the right to terminate an underwriting agreement or would give rise to a failure to satisfy a closing condition to an underwriting agreement in the Company's public debt offerings. The Remarketing Agreement will also provide that the Remarketing Dealer may resign as Remarketing Dealer at any time prior to the Notification Date, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company shall have the right, but not the obligation, to appoint a successor Remarketing Dealer.

As a result of these conditions and termination rights and the Remarketing Dealer's right to resign, holders of Drs. cannot be assured that their Drs. will be purchased by the Remarketing Dealer in connection with a mandatory tender. No holder of any Drs. shall have any rights or claims under the Remarketing Agreement or against the Company or the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such Drs. If the Remarketing Dealer does not purchase all of the Drs. on the Remarketing Date, the Company will be required to purchase on the Remarketing Date any Drs. that have not been purchased by the Remarketing Dealer at a price equal to 100% of the principal amount thereof plus accrued interest, if any. See "Description of the Drs. -- Repurchase."

The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the Drs. The Remarketing Dealer may exercise any vote or join in any action which any holder of Drs. may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under the Remarketing Agreement.

REPURCHASE

If the Remarketing Dealer for any reason does not purchase all of the Drs. on the Remarketing Date, the holders shall be required to tender and the Company shall repurchase on the Remarketing Date any Drs. that have not been purchased by the Remarketing Dealer, at a price equal to 100% of the principal amount of the Drs. plus all accrued and unpaid interest, if any, on such Drs. to (but excluding) the Remarketing Date.

REDEMPTION

If the Remarketing Dealer has elected to remarket the Drs. on the Remarketing Date, the Company shall have the right to redeem the Drs., in whole but not in part, from the Remarketing Dealer on the Remarketing Date at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Drs. and (ii) the Dollar Price, by giving notice of such redemption to the Remarketing Dealer

                (x) no later than the Business Day immediately prior to the Determination Date or

                (y) if fewer than three Reference Corporate Dealers timely submit firm, committed bids for all outstanding Drs. to the Remarketing Dealer on the Determination Date, immediately after the deadline set by the Remarketing Dealer for receiving such bids has passed.

In either such case, it shall pay such redemption price for the Drs. in same-day funds by wire transfer on the Remarketing Date to an account designated by the Remarketing Dealer.

The Drs. are not otherwise subject to redemption.

BOOK-ENTRY SYSTEM

The Drs. will be issued in the form of one or more fully registered global securities that will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the "Commission").

Payments of principal of, premium, if any, and interest on the Drs. will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit Direct Participants' accounts on the related payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to beneficial owners of the Drs. will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or any Paying Agent under the Indenture, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of the Company or the Trustee or any Paying Agent; disbursement of such payments to Direct Participants shall be the responsibility of DTC; and disbursement of such payments to the beneficial owners of the Drs. shall be the responsibility of Direct and Indirect Participants.

DTC may decide to discontinue providing its services as securities depository with respect to the Drs. at any time by giving notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Drs. certificates are required to be printed and delivered.

Neither the Company, the Trustee, any Paying Agent nor any Registrar for the Drs. will have any responsibility or liability for any aspect of the records maintained by DTC relating to, or payments made on account of beneficial ownership interests in, Drs. represented in global form, or for maintaining, supervising or receiving any records relating to such beneficial ownership interests maintained by DTC.


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

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

The following is a general discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Drs. to initial holders purchasing Drs. at the "issue price." The "issue price" of a Drs. will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Drs. is sold for money. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, which change may be retroactive. Moreover, it deals only with purchasers who hold Drs. as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers or traders in securities or currencies, persons holding Drs. as a hedge against currency risk or as a position in a "straddle," "conversion" or another integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. In addition, this discussion only addresses the U.S. federal income tax consequences of the Drs. until the Remarketing Date.

As used herein, the term "U.S. Holder" means a beneficial owner of Drs. that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Drs. that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or (iv) a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

Because the Drs. are subject to mandatory tender for purchase by the Remarketing Dealer or repurchase by the Company if not purchased by the Remarketing Dealer on the Remarketing Date, the Company intends to treat the Drs. as maturing on the Remarketing Date for U.S. federal income tax purposes and as being reissued on the Remarketing Date should the Remarketing Dealer remarket the Drs. By purchasing the Drs., a holder agrees to follow such treatment for U.S. federal income tax purposes. Because no debt instrument closely comparable to the Drs. has been the subject of any Treasury regulation, revenue ruling or judicial decision, the U.S. federal income tax treatment of the Drs. is not certain. NO RULINGS


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HAVE BEEN OR ARE EXPECTED TO BE SOUGHT FROM THE INTERNAL REVENUE SERVICE ("IRS")
WITH RESPECT TO ANY OF THE ISSUES DISCUSS HEREIN, AND NO ASSURANCE CAN BE GIVEN THAT THE IRS WILL NOT TAKE A CONTRARY POSITION. ACCORDINGLY, SIGNIFICANT ASPECTS OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE DRS. ARE UNCERTAIN, AND NO ASSURANCE CAN BE GIVEN THAT THE IRS OR THE COURTS WILL AGREE THAT THE DRS. SHOULD BE TREATED AS MATURING ON THE REMARKETING DATE.
FURTHERMORE, NO ADVICE HAS BEEN RECEIVED OR IS EXPECTED TO BE SOUGHT FROM ANY STATE, LOCAL OR FOREIGN TAXING AUTHORITY AS TO THE INCOME, FRANCHISE, PERSONAL PROPERTY OR OTHER TAXATION OF THE DRS. PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE DRS. (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE DRS.). EXCEPT WHERE INDICATED TO THE CONTRARY, THE FOLLOWING DISCUSSION ASSUMES THAT THE COMPANY'S TREATMENT OF THE DRS. WILL BE RESPECTED FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS SHOULD ALSO CONSULT THEIR TAX ADVISERS WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

TAX TREATMENT OF THE DRS.

Assuming the characterization of the Drs. set forth above, the following tax consequences will result with respect to U.S. Holders.

Interest Income

Interest on the Drs. will be taxable as ordinary income for U.S. federal income tax purposes when received or accrued by a U.S. Holder in accordance with its method of accounting. The Company does not anticipate that the initial issuance of the Drs. will result in original issue discount ("OID"), generally defined as the excess of the stated redemption price at the maturity of the Drs. over its issue price. However, if a Drs. is issued with OID and such OID is greater than the statutory de minimis amount (generally, 1/4 of one percent of the Drs.' stated redemption price at the Remarketing Date multiplied by the number of complete years to the Remarketing Date from the issue date), the holder of such debt instrument issued with OID generally will be required to recognize as ordinary income the amount of OID on the debt instrument as such discount accrues, in accordance with a constant yield method.

Gain or Loss on Sale or Redemption

When a Drs. is sold or redeemed, the U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale or redemption (excluding any amount attributable to accrued interest not previously included in income) and the adjusted basis in its Drs. The adjusted basis of the Drs. generally will equal the U.S. Holder's cost, increased by any OID previously includable in the U.S. Holder's income with respect to the Drs., and


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reduced by the principal payments previously received with respect to the Drs.
Gain or loss on sale or redemption of a Drs. will generally be capital gain or loss.

Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to certain limitations.

ALTERNATIVE U.S. FEDERAL INCOME TAX TREATMENT

It is possible that the IRS will disagree with or that a court will not uphold the Company's treatment of the Drs. In particular, the IRS could seek to treat the Drs. as maturing on the Stated Maturity Date, and might also: (i) characterize the issue price of the Drs. as including the consideration paid by the Remarketing Dealer to the Company in connection with the Company's appointment of such Remarketing Dealer (the "Option Premium"), and (ii) treat the holder as having sold a call option to the Remarketing Dealer (the "Call Option") for an amount equal to the Option Premium. Under such a recharacterization, the amount deemed received as consideration for sale of the Call Option would be treated as an option premium paid to such holder (and consequently would not be recognized as income on the writing of the Call Option). Because of the Remarketing, if the Drs. were treated as maturing on the Stated Maturity Date, holders would be subject to certain Treasury regulations dealing with contingent payment debt instruments (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Drs. at the beginning of each interest accrual period and a projected yield to maturity of the Drs. The projected yield to maturity would be based on the "comparable yield" (i.e. the yield at which the Company would issue a fixed rate debt instrument maturing on the Stated Maturity Date, with terms and conditions otherwise similar to those of the Drs.), which could be higher that the interest rate on the Drs. In addition, any gain recognized on the sale of the Drs. would generally be treated as ordinary income, while any losses would generally be ordinary to the extent of previously accrued original issue discount and thereafter be capital loss. Morever, upon the sale of Drs. (other than through the mandatory tender), the IRS could take the position that gain and loss with respect to the Call Option and the debt obligation be separately determined, which could result in a deemed capital loss on the Call Option and a corresponding additional amount of ordinary gain on the debt obligation. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

Prospective purchasers are strongly urged to consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Drs.


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TREATMENT OF NON-U.S. HOLDERS

A non-U.S. Holder will not be subject to U.S. federal withholding tax on payments of principal, premium (if any) or interest (including original issue discount and accruals under the Contingent Debt Regulations, if any) on Drs., unless such non-U.S. Holder owns actually or constructively 10% or more of the total combined voting power of the Company or is a controlled foreign corporation related to the Company through stock ownership. Sections 871(h) and 881(c) of the Code, and applicable Treasury regulations, require that, in order to obtain the exemption from withholding tax described above, either the beneficial owner of the Drs., or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Drs. on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the Drs. is not a U.S. person. In general, this requirement will be fulfilled if the beneficial owner of a Drs. certifies on IRS Form W-8, under penalties of perjury, that it is not a U.S. person and provides its name and address, and any Financial Institution holding the Drs. on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such statement from the Holder (and furnishes the withholding agent with a copy thereof).

Generally, a non-U.S. Holder will not be subject to U.S. federal income tax on any amount which constitutes gain upon retirement or disposition of Drs., provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax adviser in this regard.

If a non-U.S. Holder of Drs. is engaged in a trade or business in the United States, and if interest (including OID, if any) or gain on the Drs. is effectively connected with the conduct of this trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed above, will generally be subject to regular U.S. income tax on interest and on any gain realized on the sale, exchange or other disposition of Drs. in the same manner as if it were a U.S. Holder. In lieu of the statement described above, such Holder will be required to provide to the Company a properly executed Form 4224 (or successor form) in order to claim an exemption from withholding tax. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or other disposition of Drs. will be included in the effectively connected earnings and profits of such non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the non-U.S.
Holder of a trade or business in the United States.

The Drs. will not be includable in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death,


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payments in respect of the Drs. would have been effectively connected with the conduct by such individual of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

A holder may be subject to backup withholding at the rate of 31% of the interest and other "reportable payments" (including, under certain circumstances, principal payments and sales proceeds) paid with respect to the Drs. if, in general, the holder fails to comply with certain certification procedures and is not an exempt recipient under applicable provisions of the Code.

SUMMARY

This discussion is intended to be a general summary. Due to the complexity of the rules described above, the current uncertainty as to the manner of their application to holders and possible changes in law, it is particularly important that each holder consult with its own tax adviser regarding the tax treatment of its acquisition, ownership and disposition of its Drs. under the laws of the United States and those of any state, local or foreign taxing jurisdiction.


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                                  UNDERWRITING

Under the terms and subject to the conditions contained in a Terms Agreement (such agreement, including the Distribution Agreement to which it corresponds, the "Terms Agreement") relating to the Drs. offered hereby, the Company has agreed to sell all of the Drs. offered hereby to J.P. Morgan Securities Inc. ("JPMSI"). Under the terms and conditions of the Terms Agreement, JPMSI is committed to purchase all of the Drs. offered hereby if any are purchased.

JPMSI initially proposes to offer the Drs. in part directly to the public at varying prices based on prevailing market rates at the time of resale. JPMSI will purchase the Drs. at 99.75% of the principal amount thereof. In addition, in consideration for the right to require the mandatory tender of all outstanding Drs. as described above, it will pay to the Company, on the same date it pays the purchase price for the Drs., an amount equal to 2.536% of the principal amount of the Drs. Consequently, the net proceeds to the Company will be $25,571,500, or 102.286% of the principal amount of the Drs.

In connection with the offering, JPMSI may engage in transactions that maintain or otherwise affect the price of the Drs. Specifically, JPMSI may overallot in connection with the offering, creating a syndicate short position. In addition, JPMSI may bid for, and purchase, shares of Drs. in the open market to cover syndicate short positions. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Drs. in the offering if the syndicate repurchases previously distributed Drs. in syndicate covering transactions or otherwise. Any of these activities may maintain the market price of the Drs. above independent market levels. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

The Company has agreed to indemnify JPMSI against certain liabilities, including liabilities under the Securities Act, or to contribute to payments JPSMI may be required to make in respect thereof. See also "Plan of Distribution" in the accompanying Prospectus Supplement.

From time to time in the ordinary course of their respective businesses, JPMSI and certain of its affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with the Company and its affiliates.

The Drs. are a new issue of securities with no established trading market. The Company has been advised by JPMSI that JPSMI intends to make a market in the Drs. but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Drs.


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                                  LEGAL MATTERS

         The legality of the Drs. and certain other matters will be passed upon by Francis R. Tunney, Jr., General Counsel of the Company, and the legality of the Drs. will be passed upon by Davis Polk & Wardwell, New York, New York, on behalf of JPSMI.


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